July 12, 2024

Dajun Yang
Chairman and Chief Executive Officer
Ascentage Pharma Group International
68 Xinqing Road
Suzhou Industrial Park
Suzhou, Jiangsu
China

       Re: Ascentage Pharma Group International
           Draft Registration Statement on Form F-1
           Submitted June 14, 2024
           CIK No. 0002023311
Dear Dajun Yang:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed June 14, 2024
Cover Page

1. Please revise your cover page to disclose whether your offering is contingent upon final approval of the listing of the American depositary shares. Please ensure the disclosure is consistent with your underwriting agreement.
2. We note your statement that the offering is an indirect offering under the Trial
       Administrative Measures of Overseas Securities Offering and Listing by Domestic
       Companies, or the Trial Measures. Please revise your cover page to disclose whether you have or are in the process of filing the necessary documents with the CSRC.
3. We note your description of how cash is transferred through your organization. Please revise this disclosure to clarify whether any transfers, dividends, or distributions have
 July 12, 2024
Page 2

       been made to date to investors, and quantify the amounts if applicable. Provide a cross-
       reference to the consolidated financial statements.
4.     Given the Chinese government   s significant oversight and discretion
over the conduct and
       operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please also state that rules and regulations in China can change quickly with little advance notice.
Prospectus Summary
Overview, page 1

5. The disclosure in the prospectus summary should be a balanced presentation of your business. Please revise to balance the description of your lead assets and competitive strengths with disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion by quantifying the company's history of net losses since inception and the company's total comprehensive loss. The balancing discussion should be equally prominent in terms of presentation and level of detail.
6. We note many statements throughout the prospectus relating to the safety and/or efficacy of your product candidates. Please note that safety and efficacy determinations are solely within the authority of the FDA and comparable foreign regulatory bodies. To the extent any of these statements relate to findings by the NMPA, please clarify that such findings relate only to clinical trials conducted in China and the determination of the NMPA. Your disclosure should not imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies outside of China and should not state conclusions regarding clinical trial data prior to approval. In this regard, please remove the "conclusions" sections on pages 161, 163, 164, 166, 167, 168, 175, 176, 178 and 179. You may present clinical trial end points and objective data resulting from trials without concluding safety and efficacy, and you may state that your product candidates are well tolerated, if accurate.
7. Please remove references throughout the prospectus to olverembatinib and lisaftoclax as potentially "best-in-class" or "first-in-class" products. Given the current stage of development of these products, such claims appear speculative and premature.
8. Please revise the statements both here and elsewhere that your two lead assets have
       "blockbuster potential", that you plan to "gain significant market share" and "capture a significant portion of the global CML market", as such statements appear premature given the current stage of development and historical operations of the company.
9. We note your references both here and elsewhere to "global" registrational Phase 3 trials.
       Please explain your use of the term "global" in this context, as your disclosure indicates these trials are being overseen by the FDA in the United States.
10. We note your statement that you are a "global, fully integrated, end-to-end biopharmaceutical company from discovery and development to manufacturing and commercialization". Please reconcile this statement with your statements throughout the
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       document that you do not currently have the ability to independently conduct clinical trials, that you rely on third parties to manufacture a portion of your drug candidate supplies and intend to rely on third parties for at least a portion of the manufacturing process of your drug candidates, that you have limited experience in managing the manufacturing process, that you rely on our partners to support your business, including to assist with, or to conduct, clinical and regulatory development, manufacturing and/or commercialization of certain of your products and product candidates or to provide access to technologies, skills and information that you do not possess, and that you have relied on, and plan to rely on, a number of third-party distributors to distribute olverembatinib in
       China and plan to rely on third-party distributors to distribute drug candidates in jurisdictions outside of China, if approved.
11. We note your statement both here and elsewhere that you have "established global collaboration relationships with leading biotechnology and pharmaceutical companies, such as AstraZeneca, Innovent, Merck, and Pfizer". Please revise your disclosure, where appropriate, to disclose the material terms of the collaboration agreements or arrangements with AstraZeneca, Merck and Pfizer, and file the related agreements as exhibits to the registration statement. See Item 8 of Part II of Form F-1 and Item
       601(b)(10) of Regulation S-K. To the extent the company does not currently have collaborations in place with these entities, please remove the statement in all places in which it appears.
12. Please disclose when INDs were submitted by the company in relation to ongoing clinical trials in the United States.
13. Please revise your statement here and elsewhere that lisaftoclax "is on track to become the second Bcl-2 inhibitor to be approved globally and the first-to-market Bcl-2 inhibitor for treating patients with CLL and small lymphocytic leukemia (SLL) in China" to remove the implication that lisaftoclax is certain to be approved, as approval determinations are solely within the purview of regulatory bodies such as the FDA or comparable foreign regulators.
Our Pipeline, page 2

14. Please revise your pipeline table to label the registrational column as "Phase 3". In the event you wish to note in the narrative that the Phase 3 trials being conducted are registrational, please provide disclosure regarding your discussions with the FDA that support such a statement, or provide disclosure that further clinical trials may be required prior to submission of an NDA.
Corporate Structure, page 9

15. We note the reflection of "onshore entities" and "offshore entities" in the company's organizational diagram. In your narrative disclosure, please define each term where first used.
Recent Developments, page 12

16. Please revise your disclosure regarding the Takeda Exclusive Option Agreement to disclose the term and termination provisions of the agreement and file the agreement as an exhibit to the registration statement. See Item 8 of Part II of Form F-1 and Item
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Page 4

       601(b)(10) of Regulation S-K. Please also include a discussion of this agreement under the License and Collaboration Agreements section starting on page 193 of the Business section. In relation to the Securities Purchase Agreement, please disclose the percentage of the company's outstanding shares the 24,307,322 shares to be issued to Takeda under the agreement represents.
Risk Factors
Even if this offering is successful, we will need to obtain additional financing to fund our operations..., page 23

17. We note your statement that you have funded your operations primarily through equity financing and the receipt of government subsidies and tax credits in China and Australia to date. Please revise your disclosure to provide further details on the government subsidies received and any outstanding obligations related thereto.
The increasing use of artificial intelligence-based software (including machine learning)..., page
90

18. We note the above captioned risk factor and your discussion of the risks of the use of artificial intelligence in the biopharmaceutical and global healthcare industries. Please revise your disclosure to clarify whether the company uses artificial intelligence in its business and if so, how.
We face uncertainties with respect to our leased properties., page 91

19. We note your disclosure that you have not registered the lease agreements for most of your leased properties with the PRC government authorities as required by PRC law.
       Please revise your disclosure to explain why this is the case and whether the company plans to register the leases in the future.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 115

20. Please revise your discussion of the potential risks relating to the jury trial waiver provision of the deposit agreement, to state that the provision may result in increased costs to shareholders to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that the provision could
       discourage claims or limit shareholders    ability to bring a claim in a
judicial forum that
       they find favorable.
Use of Proceeds, page 122

21. Please revise your use of proceeds disclosure to specify how far in the clinical trial process the company expects to reach with the proceeds of the offering for each of the three bullet points listed on page 122. Please also clarify the steps that would remain prior to commercialization and if additional funding would be required prior to commercialization, please clarify the amount and sources of other funds needed. See Item
       4.a of Part I of Form F-1 and Item 3.C of Part I of Form 20-F. Capitalization, page 125

22. Please explain to us why you consider all components of your non-current liabilities part
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       of your capitalization.
23. As a related matter, it does not appear as though your total equity and total capitalization line items are mathematically accurate. Please revise your filing accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of results of operations, page 136

24. We note you provide the RMB to USD conversion for information presented for the fiscal year ended December 31, 2023. Please also provide the same conversion for information presented for the fiscal year ended December 31, 2022, here and throughout the filing.
Research and development expenses , page 139

25. We note from the pipeline table on page 2 that you have multiple drug assets that are in clinical development. Please revise to disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Business
Our strategy, page 152

26. We note various statements throughout this section regarding the company's intention to
       "rapidly" advance and develop its product candidates through clinical trials. Please revise these statements to remove any implication that the company will be successful in
       developing its product candidates in a    rapid    or accelerated
manner, as such statements
       are speculative and the timing of clinical trials and regulatory approvals is not fully within the company's control.
Olverembatinib Demonstrates Strong Inhibition Kinase Activity of BCR-ABL Mutations, page
159

27. We note the table on page 159 which compares olverembatinib to five approved medications. Please provide narrative disclosure regarding the head-to-head studies conducted through which this data was gathered. To the extent head-to-head studies were not conducted, please remove the table. Note that you may present objective results of clinical trials but such results should not be compared to alternative treatment products unless head-to-head studies were conducted.
Key Clinical Results, page 173

28. Please clarify throughout this section, if true, that the results discussed relate to clinical trials conducted outside of the United States and do not relate to any findings of safety or efficacy by the FDA in relation to the ongoing trials overseen by the FDA, discussed elsewhere. If the results presented do relate to FDA trials, please remove all implications of safety and/or efficacy, as such determinations are solely within the purview of the
       FDA.
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Intellectual Property, page 196

29.    Please revise your intellectual property disclosure to clearly identify:
(i) each of your
       material patents (rather than stating that you have "at least" a certain number of patents),
       (ii) the product candidate(s) dependent on each patent, (iii) whether the patent is owned or licensed, (iv) the type of patent protection (e.g., composition of matter, use, or process)
       and (v) the expiration dates for each patent discussed. In this regard it may be useful to provide tabular disclosure.
Management
Compensation of Directors and Executive Officers, page 235

30. Please revise your disclosure to provide the amount of compensation paid to each of the directors and executive officers individually or, alternatively, please explain why you are not required to do so. See Item 4.a of Part I of Form F-1 and Item 6.B of Part I of Form
       20-F.
Related Party Transactions
Concert Party Confirmation Deed, page 247

31. Please revise your disclosure to include a risk factor regarding the Concert Party
       Confirmation Deed discussed on page 247, the aim of which is to "maintain consolidated control and management of [y]our company".
Note 17 - Investment in a Joint Venture, page F-40

32. We note that you are accounting for your 19.9 percent ownership interest in Suzhou
       Ascentage Harvest Venture Capital LLP under the equity method. Please explain to us the factors you considered in determining that you have significant influence over the investee, despite holding an ownership percentage of less than 20 percent. Refer to paragraphs 5 and 6 of IAS 28.
Note 19 - Deferred Tax, page F-41

33. We note that as of December 31, 2023, your net deferred tax assets were RMB 59.8 million (US$ 8.4 million). Please provide a more detailed description of the positive and negative evidence you considered in making your determination of realizability of these assets and how that evidence was weighted.
General

34. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.
 July 12, 2024
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                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences
cc:   David Sharon